Notice to the Oslo Stock Exchange

 ORKLA



P.O.Box 423 Skøyen, N-0:
Telephone: +47-22 54 4
Telefax: +47-22 54 4
www.orkla.com

Ref.: Siv Merethe Skorpen, Investor Relations, Telephone: +47 22 54 44 55

Date: 15 May 2006

ORK – Trade subject to notification - options

On 12 May 2006, in connection with Orkla's option programme, 2,000 options were exercised at a strike price of NOK 136.

A total of 1,810,744 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 239,500 synthetic options of the cash bonus programme.

Orkla holds 1,500,133 of its own shares.